Exhibit 5

Dear Shareholder,

As my previous letter to you indicated, on May 17, 1995, Black Bear Realty, Ltd., a company controlled by Richard M. Osborne, commenced a tender offer for the outstanding Capital Shares of Prudential Realty Trust for $0.30 per Capital Share. After careful analysis and consideration, your Board of Trustees has determined that the tender offer and the proposed merger plan is in direct conflict with the long-standing policy and intent of the Trust.

AS SUCH, THE BOARD OF TRUSTEES HAS UNANIMOUSLY REJECTED THE OFFER
AND RECOMMENDS THAT SHAREHOLDERS NOT TENDER THEIR CAPITAL SHARES.

Some of the reasons for the Board's decision are as follows:

     A successful tender offer could prevent Income Shareholders from realizing the liquidation value of their shares in the near future. If the tender offer is successful, Mr. Osborne intends to disrupt J.P. Morgan's bid solicitation process that the Trust is pursuing as a strategy to maximize the value of the Trust as it approaches its scheduled liquidation.

     Income Shareholders' liquidation preference of up to $8.00 per share would be eliminated if the tender offer and merger proposal are approved. Based upon the Trust's current structure and projections, Capital Shareholders are not expected to receive any distributions upon the liquidation of the Trust. To the detriment of Income Shareholders, the proposed merger would transfer approximately 6.9% of Income Shareholder equity to Capital Shareholders.

     The Board of Trustees has not been able to fully evaluate Black Bear Realty's or Mr. Osborne's past record and experience in the real estate industry. A successful tender will turn over control of the Trust to an unknown entity that may be inclined to favor the Capital Shareholders. For instance, it is possible that the dividends paid to Income Shareholders could be reduced significantly.

A more detailed description of the Board's recommendation, a number of other important considerations, and certain actions it has taken as well as actions taken against it are set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 which is enclosed for your review. We urge you to read it carefully and completely before taking any action with respect to the offer.

If you have questions, please call Georgeson & Company, Inc., who has been retained by the Trust to assist with shareholder communications at (800)-223-2064.

Sincerely Yours,

/s/ Jeffrey L. Danker
Jeffrey L. Danker
President                                                      May 31, 1995